Exhibit A


                        Pioneer Variable Contracts Trust
                                 60 State Street
                           Boston, Massachusetts 02110

                                                     April 29, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Variable Contracts Trust
                  Registration Statement on Form N-1A
                  (File Nos. 33-84546; 811-08786)

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A of Pioneer Variable Contracts Trust (the "Registrant"), filed on February 23, 2010, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

                                                     Sincerely,

                                            Pioneer Variable Contracts Trust

                                            By: /s/ Christopher J. Kelley
                                             -------------------------------

                                            Name:    Christopher J. Kelley
                                            Title:   Assistant Secretary